Exhibit 99.4

CONSENT OF EXPERT
FILED BY EDGAR

March 30, 2015

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 20-F

We refer to the report entitled, “Amended and Restated Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A.” with an effective date of October 24, 2012, amended October 15, 2014 (the “Report”), portions of which are summarized (the “Summary Material”) in the Annual Report on Form 20-F for the year ended December 31, 2014 (the “Form 20-F”) of Entrée Gold Inc. (the “Company”).

We hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Reports and the reference to our name as set forth above in the Form 20-F.

Yours truly,

QG Pty Ltd.

/s/ Scott Dunham

Name: Scott Dunham
Title: Managing Director